Exhibit 99.1

QYOU Media Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2022 and 2021

[unaudited] [expressed in Canadian dollars]

QYOU Media Inc.

Condensed consolidated interim statements of financial position
[unaudited] [expressed in Canadian dollars]

As at	September 30, 2022	December 31, 2021
	$	$

Assets
Current assets
Cash	3,077,769	6,548,890
Trade receivables	5,814,124	4,131,459
Other receivables	1,562,600	1,623,131
Prepaid expenses [note 11]	1,791,796	2,723,612
	12,246,289	15,027,092
Non-current assets
Property and equipment, net [note 5]	160,598	104,698
Capitalized programming asset, net [note 6]	622,412	189,453
Right-of-use assets, net [note 9]	427,046	753,267
Security deposit	143,893	139,818
Intangible assets, net [notes 4 & 7]	943,079	997,939
Goodwill [notes 4 & 8]	3,351,729	3,399,639
	17,895,046	20,611,906

Liabilities
Current liabilities
Trade and other payables	7,062,679	4,700,239
Contingent consideration [note 4]	1,007,740	861,697
Deferred revenue	158,876	257,921
Lease liabilities [note 10]	244,288	242,489
Borrowings	7,756	7,756
	8,481,339	6,070,102
Non-current liabilities
Contingent consideration [note 4]	1,041,935	1,777,215
Deferred tax liabilities	224,174	227,659
Lease liabilities [note 10]	238,392	558,344
Borrowings	57,777	52,857
	10,043,617	8,686,177

Shareholders’ equity
Share capital [note 11]	47,010,202	44,758,863
Warrants [note 11]	3,587,506	3,700,682
Share-based payment reserve [note 12]	11,279,036	9,907,637
Foreign exchange translation reserve	259,264	120,235
Accumulated deficit	(53,452,080)	(46,118,245)
Equity attributable to shareholders' of the Company	8,683,928	12,369,172
Non-controlling interests [note 13]	(832,499)	(443,443)
	7,851,429	11,925,729
	17,895,046	20,611,906

Contingencies [note 14]
Subsequent events [note 19]

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"		"Signed"

QYOU Media Inc.

Condensed consolidated interim statements of loss and comprehensive loss
[unaudited] [expressed in Canadian dollars, except number of shares]

For the three and nine months ended September 30,	2022	2021	2022	2021
	$	$	$	$

REVENUE [note 18]	7,244,558	4,725,463	19,362,601	7,548,913

OPERATING EXPENSES
Content and productions costs	4,620,558	3,065,362	12,596,941	6,487,936
Sales and marketing	1,070,288	1,199,665	3,970,243	1,853,819
Legal and consulting	757,881	390,301	1,915,095	1,485,741
Salaries and benefits	1,496,034	1,040,992	3,851,064	2,132,013
Share-based compensation	744,980	1,048,816	2,615,022	3,109,491
General and administrative	620,367	188,757	1,505,193	366,453
Depreciation and amortization	184,209	61,301	449,705	126,123
Gain on termination of lease	—	—	(12,437)	—
Gain on loan forgiveness	—	—	—	(211,472)
Loss on remeasurement of contingent consideration	—	—	25,952	—
Foreign exchange (gain) loss	(58,986)	62,798	(62,392)	69,953
Interest and other expenses	52,948	19,768	207,186	75,454
Total operating expenses	9,488,279	7,077,760	27,061,572	15,495,511

Loss before income taxes	(2,243,721)	(2,352,297)	(7,698,971)	(7,946,598)
Income tax expense (recovery)	(126,044)	—	23,920	45,240
NET LOSS	(2,117,677)	(2,352,297)	(7,722,891)	(7,991,838)

Other comprehensive gain (loss)
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	320,334	307,245	139,029	399,230
Total other comprehensive income	320,334	307,245	139,029	399,230
COMPREHENSIVE LOSS	(1,797,343)	(2,045,052)	(7,583,862)	(7,592,608)

Net loss attributable to:
Equity owners of the Company	(2,040,513)	(2,253,284)	(7,333,835)	(7,637,539)
Non-controlling interests [note 13]	(77,164)	(99,013)	(389,056)	(354,299)
	(2,117,677)	(2,352,297)	(7,722,891)	(7,991,838)

Net loss per share - basic and diluted	(0.01)	(0.01)	(0.02)	(0.02)

Weighted average number of shares outstanding - basic and diluted	422,571,336	387,295,463	412,172,395	360,021,765

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QYOU Media Inc.

Condensed consolidated interim statements of changes in shareholders’ equity (deficiency)
For the nine months ended September 30, 2022 and 2021
[unaudited] [expressed in Canadian dollars, except number of shares]

	Common shares	Share capital	Warrants	Share-based payment reserve	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	$	$	$	$	$	$

Balance, December 31, 2020	265,733,521	26,862,214	2,215,005	6,911,264	(296,520)	(161,256)	(35,846,120)	(315,413)
Issuance of common shares and warrants, net of issuance costs [note 11]	48,968,435	8,901,516	1,931,673	993,666	—	—	—	11,826,855
Share-based compensation [note 12]	83,333	38,750	—	3,070,741	—	—	—	3,109,491
Compensation options and warrants exercised [note 11]	68,790,999	6,607,524	(445,995)	(180,983)	—	—	—	5,980,546
Restricted share units redeemed [note 12]	11,925,007	1,931,333	—	(1,931,333)	—	—	—	—
Share options exercised [note 12]	5,293,270	482,009	—	(189,442)	—	—	—	292,567
Exchange difference on translating foreign operations	—	—	—	—	—	399,230	—	399,230
Comprehensive loss	—	—	—	—	(354,299)	—	(7,637,539)	(7,991,838)
Balance, September 30, 2021	400,794,565	44,823,346	3,700,683	8,673,913	(650,819)	237,974	(43,483,659)	13,301,438

Balance, December 31, 2021	401,394,314	44,758,863	3,700,682	9,907,637	(443,443)	120,235	(46,118,245)	11,925,729
Share-based compensation [note 12]	—	—	—	2,615,022	—	—	—	2,615,022
Compensation options and warrants exercised [note 11]	16,428,163	1,016,751	(113,176)	(11,722)	—	—	—	891,853
Restricted share units redeemed [note 12]	5,733,342	1,231,333	—	(1,231,333)	—	—	—	—
Share options exercised [note 12]	33,328	3,255	—	(568)	—	—	—	2,687
Exchange difference on translation foreign operations	—	—	—	—	—	139,029	—	139,029
Comprehensive loss	—	—	—	—	(389,056)	—	(7,333,835)	(7,722,891)
Balance, September 30, 2022	423,589,147	47,010,202	3,587,506	11,279,036	(832,499)	259,264	(53,452,080)	7,851,429

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QYOU Media Inc.

Condensed consolidated interim statements of cash flows
[unaudited] [expressed in Canadian dollars]

For the nine months ended September 30,	2022	2021
	$	$

Operating activities
Net loss	(7,722,891)	(7,991,838)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on lease termination	(12,437)	—
Loss on remeasurement of contingent liability	25,952	—
Warrants issued for compensation	3,133	—
Unrealized foreign exchange (gain) loss	59,038	62,798
Depreciation and amortization	449,705	126,123
Share-based compensation	2,615,022	3,109,491
Gain on loan forgiveness	—	(211,472)
Income tax expense	23,920	—
Interest expense	15,745	53,399
	(4,542,813)	(4,851,499)
Changes in non-cash working capital items
Trade receivables	(1,682,665)	(2,678,376)
Other receivables	60,531	(524,688)
Prepaid expenses	931,816	(2,426,094)
Security deposit	(4,075)	28,789
Trade and other payables	2,362,440	1,616,923
Deferred revenue	(99,045)	72,081
Cash used in operating activities	(2,973,811)	(8,762,864)

Investing activities
Capitalized programming asset	(623,462)	(94,384)
Purchase of property and equipment	(102,310)	(12,948)
Contingent consideration payment	(570,311)	—
Acquisition of Chatterbox [note 4]	—	(1,882,560)
Cash used in investing activities	(1,296,083)	(1,989,892)

Financing activities
Repayment of lease obligation [note 10]	(196,952)	(102,191)
Repayment of loan	—	(3,700)
Proceeds from exercise of options [note 12]	2,498	292,568
Proceeds from exercise of compensation options and warrants [note 11]	888,908	5,980,545
Issuance of shares and warrants, net of issuance costs [note 11]	—	11,826,865
Cash provided by financing activities	694,454	17,994,087

Net change in cash	(3,575,440)	7,241,331
Effect of foreign exchange on cash	104,319	(184,126)
Cash, beginning of period	6,548,890	710,394
Cash, end of period	3,077,769	7,767,599

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

1.	BUSINESS AND ORGANIZATION

QYOU Media Inc. (“QYOU” or the “Company”) was incorporated pursuant to the Business Corporations Act (Alberta) on July 30, 1993 under the name “575161 Alberta Inc.”. The registered and head office of the Company is 154 University Avenue, Suite 601, Toronto, ON M5H 3Y9. The Company is a global media company that, through its subsidiaries, curate, produce and distributes content created by social media stars and digital content creators.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage September 30, 2022	Ownership percentage December 31, 2021
		%	%
QYOU Media Inc.	Canada	100	100
QYOU Productions Inc.	Canada	100	100
QYOU Limited	Ireland	100	100
QYOUTV International Limited	Ireland	100	100
QYOU USA Inc.	USA	100	100
QYOU Media India Private Ltd.	India	88	88
Chatterbox Technologies Private Ltd.	India	98	97

Effective July 1, 2021, the Company amalgamated QYOU Media Inc. and a wholly-owned subsidiary QYOU Media Holdings Inc. into QYOU Media Inc.

Impact of COVID-19

During the three and nine months ended September 30, 2022 and 2021, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

Change of Fiscal Year-end

Effective in 2021, the Company changed its fiscal year end from June 30 to December 31 in order to align the Company’s year-end with that of comparative media companies. Accordingly, the condensed consolidated interim financial statements present the statements of financial position as at September 30, 2022 and December 31, 2021, and the results of operations for the three and nine months ended September 30, 2022 and 2021.

2.	BASIS OF PRESENTATION

[a]	Statement of Compliance

These unaudited condensed consolidated interim financial statements (“financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the six months ended December 31, 2021 and twelve months ended June 30, 2021 and 2020. These financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the six months ended December 31, 2021 and twelve months ended June 30, 2021 and 2020.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

The timely preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements, and the reported amounts of revenue and expenses during the three and nine months ended September 30, 2022. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 29, 2022.

[b]	Functional Currency and Presentation Currency

These financial statements are presented in Canadian dollars, which is the functional currency of QYOU Media Inc.

The functional currencies of the Company’s subsidiaries are as follows:

Name of Subsidiary	Jurisdiction of incorporation	Functional currency
QYOU Media Inc.	Canada	Canadian dollar
QYOU Productions Inc.	Canada	Canadian dollar
QYOU Limited	Ireland	Euro
QYOUTV International Limited	Ireland	Euro
QYOU USA Inc.	USA	US dollar
QYOU Media India Private Ltd.	India	Indian rupee
Chatterbox Technologies Private Ltd.	India	Indian rupee

[c]	Basis of Consolidation

The interim financial statements incorporate the financial information of the Company and the subsidiaries over which the Company has control. An entity is controlled when the Company has the ability to direct the relevant activities of the entity, has exposure or rights to variable returns from its involvement with the entity and is able to use its power over the entity to affect its returns from the entity.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control as prescribed by IFRS 10 - Consolidated Financial Statements. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the unaudited consolidated interim statements of operations and comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

All intercompany assets and liabilities, equity, income, expenses and cash flows are eliminated in full on consolidation.

[d]	Use of Estimates and Judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the six months ended December 31, 2021 and twelve months ended June 30, 2021 and 2020, and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. These estimates and judgements are consistent with those disclosed in the Company’s audited consolidated financial statements for the six months ended December 31, 2021 and twelve months ended June 30, 2021 and 2020. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing these financial statements are unchanged from those disclosed in the Company’s audited consolidated financial statements for the six months ended December 31, 2021 and twelve months ended June 30, 2021 and 2020, and have been applied consistently to all periods presented in these financial statements.

New standards, amendments and interpretations not yet adopted by the Company

The following new accounting standards have been issued but not yet adopted by the Company as at September 30, 2022:

IAS 1, Presentation of Financial Statements (“IAS 1”)

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. In July 2020, the effective date was deferred to January 1, 2023. The Company is still assessing the impact of adopting these amendments on its financial statements.

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statements 2, Making Materiality Judgements, to help entities provide accounting policy disclosures that are more useful by replacing the requirement to disclose "significant" accounting policies with a requirement to disclose "material" accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of these amendments on its financial statements and will apply the amendments from the effective date.

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued Definition of Accounting Estimates, which amends IAS 8. The amendment replaces the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates.

The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is still assessing the impact of adopting these amendments on its financial statements.

IAS 12, Income Taxes (“IAS 12”)

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a single transaction (Amendments to IAS 12). The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offset temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The Company is still assessing the impact of adopting these amendments on its financial statements.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

4.	BUSINESS COMBINATION

Chatterbox

On June 14, 2021, the Company acquired 97% of the outstanding common shares of Chatterbox, an influencer marketing company based in India for total consideration of $4,711,063, as part of the Company’s international distribution and strategic partnerships growth strategy. The purchase consideration consisted of cash consideration of $2,630,345, working capital adjustment of $106,837, 2021 earnings before income tax, depreciation and amortization (“EBITDA”) adjustments of ($68,103) and $2,552,135 of contingent consideration.

The share acquisition of Chatterbox qualified as a business combination and was accounted for using the acquisition method of accounting. Accordingly, the results of Chatterbox have been included in the condensed consolidated interim financial statements of the Company from the date of acquisition, which is the date the Company obtained control.

The allocation of the total consideration to the fair value of the identifiable assets acquired and liabilities assumed as at the date of the acquisition was as follows:

$
Cash and cash equivalents	747,785
Trade receivables	256,259
Other receivables	50,718
Customer relationships	298,438
Brand name	619,802
Goodwill	3,231,125
Trade and other payables	(260,919)
Deferred tax liabilities	(232,145)
4,711,063

Goodwill arising from the acquisition reflects the benefits attributable to synergies, revenue growth and future market development. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. Goodwill is not deductible for income tax purposes.

During the fiscal period ending December 31, 2021, the Company paid additional consideration related to working capital adjustments of $106,837, with net post acquisition measurement adjustments of $37,352. The contingent consideration is classified as Level 3 in the fair value hierarchy. The contingent consideration fair value is based on the present value of the estimated likely obligation.

During the three and nine months ended September 30, 2022, the Company recorded a loss on the remeasurement of contingent consideration of $nil and $25,952 respectively, made a payment of $570,311 and as at September 30, 2022, the fair value of the contingent consideration was $2,049,675 (December 31, 2021 of $2,638,912). The Company received an additional 1% of the shares of Chatterbox in connection with the first contingent consideration payment. The Company uses a scenario-based model to independently assess individual earnouts and calculate the fair value of the earnout based on probabilities of success attributable to each individual scenario. The significant assumptions used in making the estimates are revenue growth rate and discount rate. A 10% change in the discount rate used in the valuation of the contingent consideration as at September 30, 2022 would change the valuation of the liability by approximately $88,000.

The Non-Controlling Interest (“NCI”) on the transaction meets the definition of a liability as the Company is obligated to purchase the remaining 2% of common shares. The amount payable is included in contingent consideration and is measured at fair valued through profit or loss.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

The contingent consideration as at September 30, 2022:

Earnout
$
As at December 31, 2020	—
Acquisition - Chatterbox	2,186,960
Loss on remeasurement of contingent consideration	393,950
Effects of foreign exchange	58,002
Balance – December 31, 2021	2,638,912
Loss on remeasurement of contingent consideration	25,952
Payment of contingent consideration	(570,311)
Effects of foreign exchange	(44,878)
Balance – September 30, 2022	2,049,675
Current	1,007,740
Non-current	1,041,935

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

5.	PROPERTY AND EQUIPMENT

The Company’s property and equipment are as follows:

	Computer hardware and equipment	Furniture and fixtures	Total
Cost	$	$	$
As at December 31, 2020	228,974	273,291	502,265
Additions	36,613	31,475	68,088
Foreign exchange	(1,615)	11,823	10,208
As at December 31, 2021	263,972	316,589	580,561
Additions	93,089	9,221	102,310
Foreign exchange	10,520	2,915	13,435
As at September 30, 2022	367,581	328,725	696,306

	Computer hardware and equipment	Furniture and fixtures	Total
Accumulated depreciation	$	$	$
As at December 31, 2020	207,475	241,392	448,867
Depreciation	7,107	9,350	16,457
Foreign exchange	(1,475)	12,014	10,539
As at December 31, 2021	213,107	262,756	475,863
Depreciation	39,962	7,801	47,763
Foreign exchange	9,764	2,318	12,082
As at September 30, 2022	262,833	272,875	535,708

	Computer hardware and equipment	Furniture and fixtures	Total
Net book value	$	$	$
As at December 31, 2021	50,865	53,833	104,698
As at September 30, 2022	104,748	55,850	160,598

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

6.	CAPITALIZED PROGRAMMING ASSET

The Company’s capitalized programming asset are as follows:

Cost	$
As at December 31, 2020	—
Additions	211,501
Effects of foreign exchange	2,665
As at December 31, 2021	214,166
Additions	623,462
Effects of foreign exchange	4,878
As at September 30, 2022	842,506

Accumulated amortization	$
As at December 31, 2020	—
Amortization	24,406
Effects of foreign exchange	307
As at December 31, 2021	24,713
Amortization	193,282
Effects of foreign exchange	2,099
As at September 30, 2022	220,094

Net book value	$
As at December 31, 2021	189,453
As at September 30, 2022	622,412

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

7.	INTANGIBLE ASSETS

A summary of the Company’s intangible assets are as follows:

	Brand QYOU	Brand Chatterbox	Customer relationships	Total
	$	$	$	$
As at December 31, 2020	92,265	—	—	92,265
Acquisition - Chatterbox	—	619,802	298,438	918,240
Effects of foreign exchange	(7,194)	16,439	7,915	17,160
As at December 31, 2021	85,071	636,241	306,353	1,027,665
Effects of foreign exchange	(5,959)	(8,967)	(4,318)	(19,244)
As at September 30, 2022	79,112	627,274	302,035	1,008,421

	Brand QYOU	Brand Chatterbox	Customer relationships	Total
Accumulated amortization	$	$	$	$
As at December 31, 2020	—	—	—	—
Amortization	—	—	27,755	27,755
Effects of foreign exchange	—	—	1,971	1,971
As at December 31, 2021	—	—	29,726	29,726
Amortization	—	—	37,163	37,163
Effects of foreign exchange	—	—	(1,547)	(1,547)
As at September 30, 2022	—	—	65,342	65,342

	Brand QYOU	Brand Chatterbox	Customer relationships	Total
Net book value	$	$	$	$
As at December 31, 2021	85,071	636,241	276,627	997,939
As at September 30, 2022	79,112	627,274	236,693	943,079

8.	GOODWILL

A summary of the Company’s goodwill is as follows:

$
As at December 31, 2020	—
Acquisition - Chatterbox	3,231,125
Chatterbox - Working capital adjustments	37,352
Effects of foreign exchange	131,162
Balance – December 31, 2021	3,399,639
Effects of foreign exchange	(47,910)
Balance – September 30, 2022	3,351,729

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

9.	RIGHT-OF-USE ASSETS

The Company has three office leases with maturities ranging between 1 to 3 years.

The Company’s right-of-use assets are as follows:

$
Balance – December 31, 2020	421,531
Additions	467,462
Depreciation	(128,517)
Effects of foreign exchange	(7,209)
Balance – December 31, 2021	753,267
Additions	—
Termination of lease	(149,707)
Depreciation	(171,497)
Effects of foreign exchange	(5,017)
Balance – September 30, 2022	427,046

10.	LEASE LIABILITIES

The Company’s lease liabilities are as follows:

$
Balance – December 31, 2020	451,429
Additions	467,462
Add: Interest expense	40,468
Less: Lease payments	(151,826)
Effects of foreign exchange	(6,700)
Balance – December 31, 2021	800,833
Additions	—
Termination of lease	(162,144)
Add: Interest expense	15,745
Less: Lease payments	(196,952)
Effects of foreign exchange	25,198
Balance – September 30, 2022	482,680
Current	244,288
Non-current	238,392

In March of 2022, the Company terminated its lease agreement for office space for the QYOU Media India Private Ltd. and recognized a gain on termination of $nil during the three months ended September 30, 2022 (2021 - $nil) and $12,437 during the nine months ended September 30, 2022 (2021 - $nil).

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

11.	SHARE CAPITAL

	Common shares	Share capital	Warrants	Warrants	Compensation options	Compensation options amount within share-based payment reserve
	#	$	#	$	#	$

Balance, December 31, 2020	265,733,521	26,862,214	72,037,552	2,215,005	9,219,635	635,893
Issuance of common shares and warrants, net of issuance costs [a] [b]	48,968,435	8,786,984	20,535,780	1,931,673	3,285,724	993,666
Compensation options and warrants exercised [c] [d]	69,361,582	6,646,820	(56,898,507)	(445,996)	(8,174,553)	(186,482)
RSU Redeemed [e]	11,925,007	1,931,333	—	—	—	—
Share options exercised [f]	5,322,436	492,762	—	—	—	—
Share-based compensation [g]	83,333	38,750	—	—	—	—
Compensation options and warrants expired	—	—	(14,250)	—	(189,907)	—
Balance, December 31, 2021	401,394,314	44,758,863	35,660,575	3,700,682	4,140,899	1,443,077

Compensation options and warrants exercised [h]	16,428,163	1,016,751	(15,062,291)	(113,176)	(910,582)	(14,665)
RSUs redeemed [i]	5,733,342	1,231,333	—	—	—	—
Share options exercised [j]	33,328	3,255	—	—	—	—
Compensation options and warrants expired	—	—	(37,504)	—	(17,500)	—
Balance, September 30, 2022	423,589,147	47,010,202	20,560,780	3,587,506	3,212,817	1,428,412

[a]	During the three months ended March 31, 2021, the Company completed the issuance of 41,071,560 units of the Company as part of a private placement at a price of $0.28 per unit. The total gross proceeds from the issuance was $11,500,037. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant exercisable to purchase one common share at a price of $0.45 (a “45 Cent Warrant”).

Each 45 Cent Warrant is exercisable to purchase one common share in the capital of the Company at a price of $0.45 per 45 Cent Warrant Share until February 25, 2023. The fair value of each 45 Cent Warrant is $0.1837 per warrant, calculated using the Black-Scholes options pricing model with a market price per common share of $0.315 on the date of grant, a risk-free interest rate of 0.32%, an expected annualized volatility of 131% and expected dividend yield of 0%.

Total transaction costs consisted of $2,942,270 in cash and issuance of 3,285,724 compensation options to the agents in connection with the transaction. Each compensation option is exercisable into one unit until February 25, 2023 at a price of $0.28. Total fair value of the compensation options was determined to be $993,666. The fair value of the compensation units was determined using the Black-Scholes options pricing model with a market price per common share of $0.315, a risk-free interest rate of 0.32%, an expected annualized volatility of 131% and expected dividend yield of 0%.

[b]	On August 16, 2021 the Company completed the issuance of 7,896,875 common shares as part of a non-brokered private placement at a price of $0.32 per share. Total gross proceeds from the issuance was $2,527,000. In addition to the issuance of common shares, the Company also granted the investor a right to subscribe for an additional US $2,000,000 worth of common shares between January 1, 2022 and March 31, 2022 at the greater of $0.42 per share and a discounted price based on the volume weighted-average price of the common shares on the TSXV. The option meets the definition of a derivative liability, and as such was initially recognized at its fair value of $114,532. The fair value of the liability was estimated by utilizing a Monte Carlo simulation. As at December 31, 2021, the Company revalued the liability relating to the derivative, and determined that the fair value was $nil, due to decreases in the trading price of the Company’s common shares on the TSXV. As such, the Company has recognized a gain on revaluation of derivative liability in the consolidated statements of loss and comprehensive loss of $114,532 in the nine months ended December 31, 2021. Total transaction costs consisted of $251,577 in cash. On the date of the investment, the Company purchased media credits in the amount of $2,000,000 USD from the investor. Of this amount, $158,072 CAD remains in the prepaid expenses as of September 30, 2022 to be utilized over the remaining fiscal year.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

[c]	During the twelve months ended December 31, 2021, 8,174,553 compensation options were exercised for proceeds of $413,425. Upon exercise of the compensation options the Company issued 8,174,553 common shares, 2,189,092 5 Cent Warrants, 332,500 8 Cent Warrants, 844,541 10 Cent Warrants, 897,389 12 Cent Warrants and 25,000 45 Cent Warrants.

[d]	During the twelve months ended December 31, 2021, 17,489,913 5 Cent Warrants, 4,152,510 8 Cent Warrants, 19,118,750 10 Cent Warrants and 20,425,856 12 Cent Warrants were exercised for proceeds of $4,702,478. Upon the exercise of the warrants the Company issued 61,187,029 common shares.

[e]	During the twelve months ended December 31, 2021, 11,925,007 restricted share units were redeemed for 11,925,007 common shares.

[f]	During the twelve months ended December 31, 2021, 5,322,436 share options were exercised for proceeds of $298,505. Upon the exercise of the share options 5,322,436 common shares were issued.

[g]	During the twelve months ended December 31, 2021, the Company issued 83,333 common shares to a non-related party resulting in a recognition of $34,583 share-based compensation expense.

[h]	During the nine months ended September 30, 2022, 2,249,990 8 cent warrants and 13,267,591 5 cent warrants were exercised for proceeds of $843,379. Upon the exercise of the warrants the Company issued 15,517,581 common shares. In addition, 910,582 compensation options were exercised for proceeds of $45,529, upon exercise, the Company issued 910,582 common shares.

[i]	During the nine months ended September 30, 2022, 5,733,342 restricted share units were redeemed for 5,733,342 common shares.

[j]	During the nine months ended September 30, 2022, 33,328 share options were exercised for proceeds of $2,498. Upon the exercise of the share options, 33,328 common shares were issued.

The following is a summary of the Company’s warrants outstanding as at September 30, 2022:

Warrants Outstanding
Expiry date	Exercise price	Number Outstanding
	$	#
February 25, 2023	0.45	20,560,780

The following is a summary of the Company’s warrants outstanding as at December 31, 2021:

Warrants Outstanding
Expiry date	Exercise price	Number Outstanding
	$	#
February 11, 2022	0.08	2,249,990
June 30, 2022	0.05	12,849,805
February 25, 2023	0.45	20,560,780
	0.28	35,660,575

12.	SHARE-BASED COMPENSATION

The Company has established a share option plan and restricted share unit (“RSU”) plan for directors, officers, employees and consultants of the Company. The Company’s Board of Directors determines, among other things, the eligibility of individuals to participate in these plans and the term, vesting periods, and the exercise price of share options granted to individuals under the share option plan.

Each share option converts into one common share of the Company on exercise and on receipt of exercise price. Each RSU converts into one common share of the Company on the date of vesting at $nil exercise price. Share options may be exercised at any time from the date of vesting to the date of their expiry.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

[i]	Share options

Changes in the number of share options during the nine months ended September 30, 2022, and twelve months ended December 31, 2021 were as follows:

	Number of options	Weighted average exercise price
	#	$
Outstanding as at December 31, 2020	22,500,541	0.15
Granted	19,125,000	0.28
Forfeited	(260,938)	0.36
Expired	(112,513)	0.35
Cancelled	(150,000)	0.30
Exercised	(5,322,436)	0.05
Outstanding as at December 31, 2021	35,779,654	0.23
Granted	2,185,000	0.21
Forfeited	(4,231,771)	0.50
Exercised	(33,328)	0.08
Outstanding as at September 30, 2022	33,699,555	0.19

There were nil share options and 2,185,000 share options granted for the three months and nine months ended September 30, 2022. The fair value of share options granted during the nine months ended September 30, 2022 and twelve months ended December 31, 2021 at the date of grant using the Black Scholes option pricing model using the following inputs:

	September 30, 2022	December 31, 2021
Grant date share price	$0.21	$0.18 - $0.38
Exercise price	$0.21	$0.18 - $0.37
Expected dividend yield	—	—
Risk free interest rate	2.47%	0.35% - 1.56%
Expected life	5 years	5 years
Expected volatility	111%	100% - 115%

Expected volatility was estimated by using the historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a remaining term equal to the expected life of the options.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

The following table is a summary of the Company’s share options outstanding as at September 30, 2022:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
$	#	#	$	#
0.050	7,622,903	3.02	0.050	4,679,227
0.060	2,000,000	1.96	0.060	2,000,000
0.075	2,866,650	1.66	0.075	2,633,330
0.180	4,350,000	3.58	0.180	1,812,544
0.210	2,185,000	4.78	0.210	227,560
0.275	3,425,000	4.40	0.275	931,340
0.300	8,600,002	3.67	0.300	3,373,726
0.360	2,000,000	3.96	0.360	625,020
0.370	300,000	3.91	0.370	100,000
0.500	350,000	0.32	0.500	350,000
0.192	33,699,555	3.37	0.157	16,732,747

The following table is a summary of the Company’s share options outstanding as at December 31, 2021:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
$	#	#	$	#
0.050	7,622,903	3.51	0.050	3,338,622
0.060	2,000,000	2.45	0.060	2,000,000
0.075	2,899,979	2.16	0.075	2,242,516
0.180	4,350,000	4.07	0.180	996,908
0.275	3,425,000	4.90	0.275	65,634
0.300	8,600,001	4.17	0.300	1,751,962
0.360	2,000,000	4.45	0.360	250,008
0.370	300,000	4.41	0.370	43,750
0.500	4,581,771	0.29	0.500	4,581,771
0.228	35,779,654	3.35	0.234	15,271,171

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

[ii]	RSUs

Changes in the number of RSUs during the nine months ended September 30, 2022 and twelve months ended December 31, 2021 were as follows:

	Number of RSUs	Number exercisable
	#	#
Outstanding as at December 31, 2020	16,225,000	7,575,000
Vested	—	4,350,007
Granted	13,650,000	—
Redeemed	(11,925,007)	(11,925,007)
Outstanding as at December 31, 2021	17,949,993	—
Vested	—	5,733,342
Granted	550,000	—
Redeemed	(5,733,342)	(5,733,342)
Outstanding as at September 30, 2022	12,766,651	—

550,000 RSUs were granted during the nine months ended September 30, 2022 (twelve months ended December 31, 2021 - 13,650,000).

During the three and nine months ended September 30, 2022 and 2021, the Company recognized the share-based compensation expense associated with share options and RSUs issued under the share options and RSU plans as follows:

For the three and nine months ended September 30,	2022	2021	2022	2021
	$	$	$	$
Share options	374,882	550,182	1,316,016	1,517,166
RSUs	370,098	498,634	1,299,006	1,592,325
Share-based compensation expense	744,980	1,048,816	2,615,022	3,109,491

13.	NON-CONTROLLING INTEREST

The Company has an 88% (December 31, 2021 - 88%) ownership interest in QYOU India.

Reconciliation of non-controlling interest is as follows:

$
Balance — December 31, 2020	(296,520)
Share of net loss for the period	(146,923)
Balance — December 31, 2021	(443,443)
Share of net loss for the period	(389,056)
Balance — September 30, 2022	(832,499)

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

The following is a summary of QYOU India’s stand-alone financial results:

	As at September 30, 2022	As at December 31, 2021
	$	$
Current assets	5,299,299	4,638,638
Non-current assets	1,407,989	380,458

Current liabilities	2,623,791	1,179,431
Non-Current liabilities	202,933	447,079

	For the three and nine months ended	For the three and nine months ended
	September 30, 2022	September 30, 2021
	$	$
Revenue (three months ended)	2,772,275	2,025,639
Revenue (nine months ended)	7,509,666	2,834,516
Net income (loss) (three months ended)	(606,750)	(825,111)
Net income (loss) (nine months ended)	(3,245,324)	(2,674,478)

14.	CONTINGENCIES

In the ordinary course of business, from time to time the Company is involved in various claims related to operations, rights, commercial, employment or other claims. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to these claims to be material to these financial statements.

15.	RELATED PARTY TRANSACTIONS

Key management personnel and directors include the Company’s CEO, CFO, executives and members of the Board of Directors. The compensation paid or payable to key management and directors comprised of the following:

Compensation expense for the Company’s key management personnel for the nine months ended September 30, 2022 and 2021 were as follows:

For the nine months ended September 30,	2022	2021
	$	$

Salaries, benefits and consulting fees	1,726,930	1,124,437
Share-based payments	1,151,785	2,076,432
	2,878,715	3,200,869

Included in trade and other payables is $206,883 (December 31, 2021 - $167,126) owing to executives for expense reimbursement and sales commissions.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

16.	FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company performs credit checks for all customers who wish to trade on credit terms. As at September 30, 2022, two customers represented 20% (December 31, 2021, two customers represented 37%) of the outstanding trade receivable balance. As at September 30, 2022, the Company recorded a provision of $113,638 for expected credit loss (December 31, 2021 - $32,238).

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

The aging of trade receivables is as follows:

	September 30, 2022	December 31, 2021
		$
Current	4,925,042	2,336,188
1 to 30 days	265,189	571,824
31 to 60 days	571,696	929,652
> 60 days	165,835	326,033
	5,927,762	4,163,697
Less: credit loss impairment	113,638	32,238
Total trade receivables	5,814,124	4,131,459

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows and the issuance of share capital.

The Company is obligated to the following contractual maturities of undiscounted cash flows:

			Contractual cash flows
	Carrying amount	Total contractual cash flows	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
	$	$	$	$	$	$	$
Trade and other payables	7,062,679	7,062,679	7,062,679	—	—	—	—
Lease liabilities	482,680	490,370	251,592	195,028	43,750	—	—
Contingent consideration	2,049,675	2,771,930	1,163,668	1,608,262	—	—	—
Borrowings	65,533	312,006	11,176	11,176	11,176	11,176	267,302

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

Foreign Currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from USD and Indian Rupee denominated cash and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to cash flow interest rate risk as at September 30, 2022.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at September 30, 2022.

Fair values

The carrying values of cash, trade receivables, other receivables and trade and other payables approximate the fair values due to the short-term nature of these items. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The carrying value of borrowings approximate the fair value and risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.
•	Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•	Level 3 - Significant unobservable inputs, which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The contingent consideration is recognized as Level 3 (Note 4) and recorded at fair value through profit and loss.

17.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company’s objectives when managing capital are to build liquidity and shareholders’ equity to ensure that strategic objectives are met. The Company makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

QYOU Media Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
[unaudited] [expressed in Canadian dollars, unless otherwise noted]

September 30, 2022 and 2021

The Company policy on dividends is to retain cash to keep funds available to finance operations and growth.

Capital structure is managed within guidelines approved by the Board of Directors. The Company makes adjustments to its capital structure based on changes in economic conditions and planned requirements. The Company has the ability to adjust its capital structure by issuing new equity or debt.

18.	SEGMENT INFORMATION

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing performance of the reportable segment and making key strategic decisions. The Company operates in a single segment, being the distribution of curated media content. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the financial statements.

The Company operates in four geographical areas, being Canada, United States of America, Ireland and India. Revenue and assets, net of intercompany balances, by geography are presented below:

As at and for the three and nine months ended September 30, 2022
	Canada	USA	Ireland	India	Total
	$	$	$	$	$
Revenue (three months ended September 30, 2022)	—	3,179,839	(195)	4,064,914	7,244,558
Revenue (nine months ended September 30, 2022)	—	7,070,530	10,630	12,281,441	19,362,601
Current assets	795,670	3,930,335	6,624	7,513,660	12,246,289
Non-current assets	4,681,804	40,962	79,112	846,879	5,648,757

As at and for the three and nine months ended September 30, 2021
	Canada	USA	Ireland	India	Total
	$	$	$	$	$
Revenue (three months ended September 30, 2021)	—	1,414,142	4,948	3,306,373	4,725,463
Revenue (nine months ended September 30, 2021)	—	2,967,239	80,375	4,501,299	7,548,913
Current assets	5,681,313	1,709,472	20,066	7,396,664	14,807,516
Non-current assets	4,509,787	40,933	87,494	300,693	4,938,907

As at September 30, 2022, one customer (2021 - two customers) represented 10% or more of total revenue.

	September 30, 2022	September 30, 2021
	%	%
Customer 1	14	14
Customer 2	7	11
Percentage of total revenue	21	25

19.	SUBSEQUENT EVENTS

On October 22, 2022, the Company entered into a binding term sheet to acquire a majority ownership stake in Maxamtech Digital Ventures, a six-year-old India based venture creating technology and games for the mobile gaming industry.

On November 17, 2022, the Company completed a public offering and issued a total of 25,600,000 units and 1,920,000 warrants for aggregate gross proceeds of $3,203,840. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. The Company is also in the process of completing a non-brokered private placement of units with the same terms as the public offering units.

In November 2022, 1,049,993 RSUs were redeemed for 1,049,993 common shares. Of the total, 633,330 were redeemed by related parties.

- 22 -